UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number: 000-51694

IncrediMail Ltd.
(Translation of registrant’s name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

The registrant hereby informs the Securities and Exchange Commission that all of the proposed resolutions submitted to approval of the registrant’s shareholders at the annual general meeting (as set forth in the registrant’s proxy statement, a copy of which was attached as an exhibit to the registrant’s report on Form 6-K furnished to the Securities and Exchange Commission on November 27, 2007 (a copy of such Form 6-K is attached hereto as Exhibit A)) were approved by the registrant’s shareholders of record as of November 19, 2007 (the record date set for the annual general meeting), by majorities of over 93% of the shares represented at the meeting and voted on such matters.

List of Exhibit	Description
Exhibit A	Form 6-K furnished to the Securities and Exchange
Commission on November 27, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2007	IncrediMail Ltd. By: /s/ Yacov Kaufman —————————————— Yacov Kaufman Chief Financial Officer